QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Schedule of Ratio of Earnings to Fixed Charges

	Superior Essex Inc.				Superior TeleCom Inc.
	Three Months Ended March 31,
						Year Ended December 31,
			Year Ended December 31, 2004	Period November 11, 2003 to December 31, 2003	Period January 1, 2003 to November 10, 2003
	2005	2004				2002	2001	2000
Earnings:
Income (loss) before income taxes, distributions on preferred securities, minority interest and cumulative effect of accounting change	17,087	2,684	17,432	(3,714)	879,996	(630,261)	(24,911)	18,842
Fixed charges	7,881	5,627	29,423	3,046	34,052	135,533	136,166	154,637
Amortization of capitalized interest	—	—	—	—	493	573	560	467
Interest capitalized	(46)	—	—	—	—	(200)	(1,400)	(5,000)
Distributions on preferred securities	(77)	(77)	(307)	—	(5,050)	(16,654)	(15,362)	(15,145)

Total earnings	24,845	8,234	46,548	(668)	909,491	(511,009)	95,053	153,801

Fixed Charges:
Interest expense (including amortization of deferred debt issue costs)	6,953	4,749	25,854	2,650	26,659	114,323	115,048	129,905
Interest capitalized	46	—	—	—	—	200	1,400	5,000
Distributions on preferred securities	197	197	787	—	5,050	16,654	15,362	15,145
Interest component of rental expense	685	681	2,782	396	2,343	4,356	4,356	4,587

Total fixed charges	7,881	5,627	29,423	3,046	34,052	135,533	136,166	154,637

Ratio of earnings to fixed charges	3.15	1.46	1.58	—	26.71	—	0.70	0.99

Deficiency	NA	NA	NA	3,714	NA	646,542	41,113	836

QuickLinks

  Exhibit 12.1
Schedule of Ratio of Earnings to Fixed Charges